

February 3, 2011

Haruyuki Urata
Chief Financial Officer
ORIX Corporation
Mita NN Building
4-1-23 Shiba
Minato-ku
Tokyo 108-0014
Japan

Re: ORIX Corporation
Form 20-F for the Fiscal Year Ended March 31, 2010
Filed June 29, 2010
File No. 1-14856

Dear Mr. Urata:

We have completed our review of your Form 20-F for the fiscal year ended March 31, 2010 and we have no further comments.

Sincerely,

Gregory Dundas
Senior Counsel

cc: (by facsimile to +81-3-5561-4425)
        Christopher Kodama
        Davis Polk & Wardwell LLP